Exhibit 99.1

Date: October 19, 2023
Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Voting Update for Incannex to Redomicile to United States and Trade on Nasdaq Securities Exchange

Highlights:

●	99.64% of shareholder voting shares in favour of the share scheme resolution to redomicile, at October 18, 2023

●	99.93% of optionholder voting options in favour of the option scheme resolution to redomicile, at October 18, 2023

●	Meeting of shareholders and optionholders to occur on the 8th of November

●	Incannex intends to engage an international share registry to provide share transactional services to shareholders, should the Schemes be voted on affirmatively

●	Top 20 shareholder list and explanatory statement provided in the link below on page 2 of this announcement.

Incannex Healthcare Limited (ASX:IHL) (Incannex or the Company) is pleased provide an update in relation to the share and option schemes of arrangement between Incannex and its shareholders (Share Scheme) and Incannex and its optionholders (Option Scheme and together with the Share Scheme, the Schemes) pursuant to which Incannex Healthcare Inc. (Incannex US) will acquire 100% of Incannex issued shares and become the new parent entity of the Incannex group, and all Incannex options will be cancelled and reissued on a post-consolidation basis, as previously announced by the Company to ASX on 10 July 2023.

Shareholders and optionholders have so far overwhelmingly voted in favour of the Share Scheme and Option Scheme. Voting will conclude on the 6th of November and the general meeting of shareholders and optionholders to finalise the vote count on the Schemes will occur on the 8th of November.

A total of 464 shareholders have voted as at the 18th of October. 433 shareholders representing approximately 788M shares have voted in favour or provided discretion to the Company to vote in favour of the Share Scheme resolution. 16 shareholders representing 2.4M shares have voted against the Share Scheme.

A total of 217 optionholders have voted as at the 18th of October. 209 optionholders representing approximately 124M options have voted in favour or provided discretion to the Company to vote in favour of the Option Scheme resolution. 4 optionholders representing 53,336 options have voted against the Option Scheme.

The directors of Incannex are unanimously in favour of the Schemes so that the Company may redomicile to the United States, having all shares trade exclusively on the Nasdaq securities exchange. Incannex is committed to facilitating a seamless transition to the Nasdaq and intends to engage an international share registry to provide share transactional services to shareholders, should the Schemes be voted on in the affirmative on the 8th of November.

To view the Company’s current top 20 shareholders report, please click on the following link (https://www.incannex.com/wp-content/uploads/2023/10/20231017_IHL_Announce_Top-20-Shareholders-Report.pdf). Included in the information is a statement from the company regarding recent movements in the top 20.

This announcement has been approved by the Incannex Board of Directors.

END

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: October 19, 2023
Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Appendix: Shareholder and Optionholder Voting Snapshot

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 20 granted patents and over 30 pending patent applications. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and has American Depository Shares listed on NASDAQ under code “IXHL”.

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: October 19, 2023
Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex’s views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex’s views as of any date after the date of this press release.

Contact Information:

Incannex Healthcare Limited

Mr Joel Latham

Managing Director and Chief Executive Officer

+61 409 840 786

joel@incannex.com.au

Investor Relations Contact – United States

Alyssa Factor

Edison Group

+1 (860) 573 9637

afactor@edisongroup.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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